Simpson Thacher & Bartlett LLP

425 lexington avenue new york, ny 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502

VIA EDGAR	November 4, 2021

John Stickel

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request for Green Visor Financial Technology Acquisition Corp. I Registration Statement on Form S-1 (File No. 333-260199)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Green Visor Financial Technology Acquisition Corp. I, and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., Eastern Time, on Monday, November 8, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Please call me (212-455-2163) with any questions.

Very truly yours,

/s/ Mark Brod
Mark Brod